                                                                EQU: TSX, NYSE

EQUAL ENERGY ANNOUNCES RESIGNATION OF SENIOR VICE PRESIDENT, FINANCE AND CHIEF FINANCIAL OFFICER

Calgary, Alberta – (CNW – August 10, 2010) Equal Energy Ltd. (the “Company”) today announced that Blaine Boerchers, Senior Vice President, Finance and Chief Financial Officer, has tendered his resignation.  Mr. Boerchers has also commenced an action against the Company in relation to a dispute as to the level of his security-based compensation.

Don Klapko, President and Chief Executive Officer noted that “the Company has begun the search for a new Chief Financial Officer”.

Don Klapko
President and Chief Executive Officer
(403) 263-0262 or (877) 263-0262

info@equalenergy.ca
www.equalenergy.ca

About Equal Energy Ltd.
Equal is an exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Equal’s shares and debentures are listed on the Toronto Stock Exchange under the symbols (EQU, EQU.DB, EQU.DB.A) and Equal’s shares are listed on the New York Stock Exchange under the symbol (EQU).  The portfolio of oil and gas properties is geographically diversified with producing properties located in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 52 percent crude oil and natural gas liquids and 48 percent natural gas.  Equal has compiled a multi-year drilling inventory for its properties including its new oil play opportunities in the Cardium in west central Alberta and the Circus prospect in southern Oklahoma.